SWIRE PACIFIC

Our Ref: CSA/PAC1/24

11th May 2007

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the press announcement of Swire Pacific Limited published today in The Standard for your record.

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

Encl.
c.c. Judy Kang, BONY NY (w/e, by email)
Irene Fung, BONY HK (w/e, hand)

DF/RK/lt
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2007.doc

dw 5/24

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes : 00019 and 00087)

Annual General Meeting held on 10th May 2007 – Poll Results

Following are the poll results in respect of the resolutions proposed at the Annual General Meeting of Swire Pacific Limited held on 10th May 2007 ("the AGM"):

Resolutions		No. of Votes (%)	
		For	Against
1.	To declare final dividends.	3,035,470,718 (100%)	0 (0%)
2.(a)	To re-elect P A Johansen as a Director.	3,038,239,874 (99.6191%)	11,618,297 (0.3809%)
2.(b)	To re-elect Sir Adrian Swire as a Director.	3,051,237,420 (99.9242%)	2,313,631 (0.0758%)
2.(c)	To elect J R Slosar as a Director.	3,046,248,817 (99.7609%)	7,302,234 (0.2391%)
3.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration.	3,034,186,264 (99.9890%)	333,269 (0.0110%)
4.	To grant a general mandate for share repurchase.	3,033,993,718 (99.9793%)	629,000 (0.0207%)
5.	To grant a general mandate to issue and dispose of additional shares in the Company.	2,558,222,840 (84.2856%)	476,959,878 (15.7144%)
6.	To approve Directors' Fees.	3,009,570,229 (99.1740%)	25,065,989 (0.8260%)

As more than 50% of the votes were cast in favour of each resolution, all the resolutions were passed as ordinary resolutions.

Notes

(1) The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM: 924,971,385 'A' and 3,003,486,271 'B' shares. Every member present in person or by proxy has one vote for every share of which he is the holder. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

(2) The total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM was nil.

(3) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the AGM.

(4) The Directors of the Company as at the date of this announcement are:

Executive Directors: C D Pratt (Chairman), P N L Chen, M Cubbon, D Ho, K G Kerr and J R Slosar;

Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and

Independent Non-Executive Directors: V H C Cheng, C K M Kwok, C Lee, M C C Sze and M M T Yang.

For and on behalf of
Swire Pacific Limited
David Fu
Company Secretary
Hong Kong, 10th May 2007

END